June 24, 2005

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20549-1004

RE:	TRX, Inc. – Amendment No. 2 to Form S-1 Registration Statement

(No. 333-124741)

Ladies and Gentlemen:

On behalf of TRX, Inc., a Georgia corporation (the “Company”), we attach hereto for filing electronically under the Securities Act of 1933, Amendment No. 2 to the Registration Statement on Form S-1, together with each of the exhibits listed in the Index of Exhibits as being furnished at this time. We are filing Amendment No. 2 for the purpose of filing certain exhibits to the Registration Statement. Amendment No. 2 does not modify any provisions of the Prospectus constituting Part I of the Registration Statement or Items 13, 14, 15, or 17 of Part II of the Registration Statement. Accordingly, the Prospectus has not been included.

Please call the undersigned at (404) 527-4972 with any questions concerning the attached materials.

Very truly yours,

/s/ Conrad D. Brooks
Conrad D. Brooks

cc:	Norwood H. Davis, III

Jeffrey K. Haidet, Esq.

Jinho Joo, Esq.

Jeffrey M. Stein, Esq.